Exhibit 99.3

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 AUSTIN GOLD CORP. Proxy for Annual Meeting of Shareholders on May 10, 2023 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Dennis Higgs and Darcy Higgs, or ______________ and _____________ (If you wish to appoint a person or company other than the persons whose names are printed above, please insert the name(s) of your chosen proxyholder(s) in the space provided) and each of them, with full power of substitution and power to act alone, as proxies to vote all the Common shares which the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Shareholders of Austin Gold Corp., to be held May 10, 2023 at 10th Floor, 595 Howe Street, Vancouver, British Columbia, and at any adjournments or postponements thereof, as follows: (Continued and to be signed on the reverse side) 1.1

ANNUAL MEETING OF SHAREHOLDERS OF AUSTIN GOLD CORP. May 10, 2023 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Management Information Circular and Proxy Card are available at https://www.austin.gold/agm/ Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 20733300000000001000 5 051023 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. 1. Election of Directors: O Joseph J. Ovsenek O Dennis L. Higgs O Kenneth C. McNaughton O Barbara A. Filas O Benjamin Leboe O Tom Yip O Guillermo Lozano-Chavez 2. To fix the number of directors at seven (7). 3. To appoint Manning Elliott LLP as Auditors for the Company for the ensuing year and to authorize Directors to fix their remuneration. 4. To approve a New Stock Incentive Plan, the full text of which is set out in Schedule "B" of the Management Information Circular. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposals 2, 3 and 4. FOR AGAINST ABSTAIN FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) NOMINEES: MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING.

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until 11:59 PM EST the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Annual Meeting. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 20733300000000001000 5 051023 COMPANY NUMBER ACCOUNT NUMBER MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. ANNUAL MEETING OF SHAREHOLDERS OF AUSTIN GOLD CORP. May 10, 2023 1. Election of Directors: O Joseph J. Ovsenek O Dennis L. Higgs O Kenneth C. McNaughton O Barbara A. Filas O Benjamin Leboe O Tom Yip O Guillermo Lozano-Chavez FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) NOMINEES: NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Management Information Circular and Proxy Card are available at https://www.austin.gold/agm/ 2. To fix the number of directors at seven (7). 3. To appoint Manning Elliott LLP as Auditors for the Company for the ensuing year and to authorize Directors to fix their remuneration. 4. To approve a New Stock Incentive Plan, the full text of which is set out in Schedule "B" of the Management Information Circular. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposals 2, 3 and 4. FOR AGAINST ABSTAIN

1. Election of Directors: Joseph J. Ovsenek Dennis L. Higgs Kenneth C. McNaughton Barbara A. Filas Benjamin Leboe Tom Yip Guillermo Lozano-Chavez 2. To fix the number of directors at seven (7). 3. To appoint Manning Elliott LLP as Auditors for the Company for the ensuing year and to authorize Directors to fix their remuneration. 4. To approve a New Stock Incentive Plan, the full text of which is set out in Schedule "B" of the Management Information Circular. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND "FOR" PROPOSALS 2, 3 AND 4. The undersigned hereby acknowledges receipt of the Notice of 2023 Annual Meeting of Shareholders, the Management Information Circular and the 2023 Annual Report to Shareholders furnished herewith. NOMINEES: This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before 4/26/2023. Please visit https://www.austin.gold/agm/, where the following materials are available for view: • Notice of Annual Meeting of Shareholders • Management Information Circular • Form of Electronic Proxy Card • TO REQUEST MATERIAL: TELEPHONE: 888-Proxy-NA (888-776-9962) 718-921-8562 (for international callers) E-MAIL: info@astfinancial.com WEBSITE: https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials TO VOTE: ONLINE: To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date. IN PERSON: You may vote your shares in person by attending the Annual Meeting. TELEPHONE: To vote by telephone, please visit www.voteproxy.com to view the materials and to obtain the toll free number to call. MAIL: You may request a card by following the instructions above. COMPANY NUMBER ACCOUNT NUMBER CONTROL NUMBER JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 Please note that you cannot use this notice to vote by mail. Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting of AUSTIN GOLD CORP. To Be Held On: May 10, 2023 at 2:00 p.m. (Pacific Time) 10th Floor, 595 Howe Street, Vancouver, British Columbia Financial Statements for the years ended December 31, 2022 and 2021